EXHIBIT INDEX

Exhibit 4

COMPANHIA SIDERÚRGICA BELGO-MINEIRA
NIRE 313000463389 - CNPJ/MF 24.315.012/0001 -73
Publicly Held Company

SPECIAL PREFERRED SHAREHOLDERS’ MEETING
CALL FOR MEETING – CHANGE OF DATE OF SHAREHOLDERS’ MEETING

Given that registration procedures are still underway with respect to the registration statement under Form F-4, referred to in the Notice to Shareholders dated as of August 26, 2005, with the Securities and Exchange Commission – SEC in the United States of America, the shareholders of Companhia Siderúrgica Belgo-Mineira (“BELGO”) who hold preferred shares are hereby summoned to gather in a Special Preferred Shareholders’ Meeting, to be held on September 28, 2005, at 11:00 a.m., at BELGO’s headquarters, in Avenida Carandaí, 1115, 23rd floor, in the City of Belo Horizonte, State of Minas Gerais, in order to vote on the matter regarding the conversion of all preferred shares issued by BELGO into common shares, based on the conversion ratio of one common share for each preferred share, and the consequent amendment to article 5 of the bylaws. BELGO clarifies that such special preferred shareholders’ meeting was previously scheduled to be held on September 8, 2005, as set forth in the Call for Meeting dated as of July 27, 2005. In the event there is another change of date of the shareholders’ meeting, this fact will be object of publication of a new call for meeting.

GENERAL INSTRUCTIONS

Only shareholders who are owners of record as evidenced by the share deposit accounts opened in their names by the depositary financial institution up to three days prior the scheduled date of the Extraordinary Shareholders’ Meeting may attend the Extraordinary Shareholders’ Meeting.

Belo Horizonte, September 2, 2005

Carlos Panunzi
President of the Board of Directors